

Mail Stop 3561

July 26, 2007

Mr. Gregory Frost
Chief Executive Officer
Able Energy, Inc.
198 Green Pond Road
Rockaway, NJ 07866

> **Re:** **Able Energy, Inc.**
> **Item 4.02 Form 8-K**
> **Filed July 24, 2007**
> **File No. 1-15035**

Dear Mr. Frost:

We have reviewed your filing and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed July 24, 2007

1. Please disclose the date on which your Board of Directors, upon the recommendation of your Audit Committee, concluded that the previously issued financial statements should no longer be relied upon. Refer to the requirements of Item 4.02(a)(1) of Form 8-K.

2. Please disclose whether your audit committee or authorized officer(s) discussed with your independent accountant the matters disclosed in the filing. Refer to the requirement of Item 4.02(a)(3) of Form 8-K.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to

provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to me at (202) 551-3336. In my absence, you may direct your questions to William Thompson, Branch Chief, at (202) 551-3344.

Sincerely,

Adam Phippen
Staff Accountant